UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 0-52083

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Perpetual Energy Inc.

(Translation of registrant's name into English)

Suite 3200, 605 – 5th Avenue S.W.
Calgary, Alberta

Canada  T2P 3H5

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

                         .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 11, 2010.

PERPETUAL ENERGY INC.

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

EXHIBIT INDEX

Exhibit	Description

99.1	Interim Financial Statements for the Period ended June 30, 2010
99.2	Management's Discussion and Analysis for the Period ended June 30, 2010
99.3	Form 52-109F2 Certification of Interim Filings - Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings - Chief Financial Officer
99.5	News Release dated August 10, 2010